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                                                                   Exhibit 99.96

News release via Canada NewsWire, Toronto 416- 863 - 9350

                     Attention Business Editors:
                     TRANSITION THERAPEUTICS ACQUIRES
                     STATE-OF-THE-ART DRUG DISCOVERY ENGINE

TORONTO, NOV. 2 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX: TTH) has acquired the Optimol(TM) small-molecule drug discovery technology and capital assets of Protana Inc., the result of more than $200 million of investment over the last six years. In addition, Transition has acquired a pipeline of lead drug candidates for the treatment of osteoporosis and cancer, and a discovery program identifying lead compounds to five of the most sought-after drug targets in clinical development today. These assets broaden Transition's current product pipeline and should provide a steady flow of high-value drug candidates for clinical development.

"This acquisition is fundamental to Transition's growth; enabling the company to meet the pharmaceutical industry's increasing demand for new products. New oral drug candidates generated by this world-class drug discovery engine will create opportunities for partnerships with major pharmaceutical companies as well as replenish our own development pipeline. The end result will be a vertically integrated company with new short-term revenues from early pharmaceutical partnerships and greater potential for long-term royalty income from a growing stable of products," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

Transition is acquiring these assets for $3 million in cash, 2 million Transition common shares and the assumption of approximately $3.5 million in debt obligations (which are secured by the acquired equipment).

Optimol(TM) Technology

Optimol(TM) is a patented technology that identifies and optimizes lead compounds in about six months which is considerably less time than industry standards. The speed, accuracy and flexibility of the Optimol(TM) technology has been validated through the successful completion of multiple screening studies for large pharmaceutical companies across a wide variety of drug targets. The Optimol(TM) technology is covered by 13 issued patents. With the Optimol(TM) technology, Transition is well-positioned to effectively compete with large pharmaceutical and biotech companies for the development of therapeutics to validated disease targets.

Pipeline of Lead Candidates

The acquired pipeline of lead candidates were identified and optimized with the Optimol(TM) technology and include selective estrogen receptor modulators (SERMs) and EphB2 kinase inhibitors. SERMs are the leading marketed products for osteoporosis and breast cancer treatment. By potentially reducing drug-related adverse events, these new SERM lead candidates show promise to provide significant advantages over the currently marketed products. EphB2 kinase inhibitors have potential as a treatment for gliomas, a form of brain cancer. Transition is committed

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to designing a clinical development path for these compounds thereby facilitating their future development and partnership.

Discovery Program for High Value Lead Compounds

With the pharmaceutical industry's increasing demand for new products, there is a premium for specific classes of lead candidates targeting high-value drug targets. As part of this transaction, Transition is assuming a program identifying lead compounds to five of the most sought-after drug targets in clinical development today. Products inhibiting these drug targets have the potential to provide significant benefit over currently marketed multi-billion-dollar therapeutics. To demonstrate the potential value of this discovery program, the chart below shows each class of inhibitor in discovery, the disease targeted, and evidence of validation achieved by competitors for each class of inhibitor, either through clinical results achieved or partnerships underway for competitive products developed by other companies in each class.

CLASS OF INHIBITORS             DISEASE         VALIDATION OF INHIBITOR CLASS
-------------------          ------------   ------------------------------------
Renin Inhibitors             Hypertension   Positive Phase III data with
                                            projected US$3 Billion market

Cholesterol Ester Transfer   Hypertension   Phase III trials in combination with
Protein Inhibitors                          multi-billion dollar drug Lipitor

Hypoxia Inducible Factor     Anemia         US$185M Pharmaceutical Partnership
Prolyl Hydroxylase                          for Japan
Inhibitors

Beta Secretase Inhibitors    Alzheimer's    Development target for multiple
                             Disease        large pharmaceutical companies

Amyloid Beta Peptide         Alzheimer's    Key target for the treatment of
Aggregation Inhibitors       Disease        Alzheimer's Disease

A team of key employees, many of whom were architects of the Optimol(TM) technology have been carefully selected to join Transition in the operation of this new drug discovery initiative.

Acquisition Terms

Under the terms of its agreement, Transition has purchased the assets and business associated with the Optimol(TM) technology together with the assets of the Proteomics division of Protana Inc. in exchange for two million Transition common shares, $3 million in cash and the assumption of approximately $3.5 million in debt obligations (which are secured by the acquired equipment). Since the Proteomics services business is not consistent with Transition's corporate strategy, Transition will be selling the tangible assets associated with this business. As part of the agreement, Transition has agreed that the proceeds received from the sale of any of the Proteomic services assets will be shared equally with a group of Protana Inc. creditors.

ABOUT OPTIMOL(TM)

The Optimol(TM) technology integrates computational chemistry modelling, physical small molecule screening and medicinal chemistry to create a robust system that rapidly delivers lead candidates to high-value drug targets. High-powered super-computers reduce a library of millions of molecules to a few hundred leads, which are then screened to identify the strongest binding molecules to the drug target. Through medicinal chemistry and additional screening, the leads are molecularly optimized to

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create new drug candidates with superior efficacy, safety and drug properties.
The process can be completed in about six months which is considerably less time than industry standards. The speed, accuracy and flexibility of the Optimol(TM) technology has been validated through the creation of a pipeline of cancer drug candidates and the successful completion of multiple screening studies for large pharmaceutical companies. The Optimol(TM) technology is covered by 13 issued patents.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in type I and type II diabetes patients, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 07:03e 02-NOV-05